The Fidelis Partnership Spearheads New Lloyd’s Syndicate
Fidelis Insurance Group, Hampden Agencies and Asta to participate in new vehicle

PEMBROKE, BERMUDA, March 28, 2024 - The Fidelis Partnership today announced that Lloyd’s has granted “in principle” approval for the launch of Syndicate 3123 in collaboration with Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group”), a global specialty insurer, and Hampden Agencies, the largest provider of private capital to Lloyd’s. The sponsorship of Syndicate 3123 by The Fidelis Partnership marks the return of its Founder and Chief Executive Officer, Richard Brindle, to the Lloyd’s market after 26 years.
Subject to the completion of final approval, the launch of Syndicate 3123 will represent a significant milestone in The Fidelis Partnership’s strategic expansion, and reflects its continued alignment and strong collaborative relationship with the Fidelis Insurance Group. With an initial target to write $180 million of Gross Written Premium (GWP) in H2 of 2024 and $450 million in 2025, Syndicate 3123 will underwrite across multiple insurance and reinsurance classes including contract frustration and political risk, credit, property catastrophe, political violence, marine, and aviation.
Daniel O’Connell will be appointed as the Active Underwriter of Syndicate 3123. Mr. O’Connell brings extensive specialty underwriting experience and is currently serving in the role of Head of Bespoke for The Fidelis Partnership.
The syndicate will be managed at formation with support from Asta, the leading third-party managing agent at Lloyd’s.
Richard Brindle, CEO of The Fidelis Partnership, said: “Our new syndicate will bring underwriting leadership, innovation, and flexibility. It will build on Lloyd’s position as the world’s leading insurance marketplace. Private capital remains highly relevant in insurance; we are therefore delighted to partner with Fidelis Insurance Group and also with Hampden Agencies, to bring this new capacity into the market. This allows us to access more business and write risks on behalf of a broader range of clients in more jurisdictions leveraging Lloyd’s global licences, recently-upgraded financial strength rating and capital structure. We are looking forward to embarking on this next step of our journey of innovation and collaboration, all while we continue to set new standards of excellence in the industry.”
Dan Burrows, CEO of Fidelis Insurance Group, said: “We are proud to support the launch of Syndicate 3123. Our underwriting strategy is designed to facilitate consistent access to the most attractive risks. Syndicate 3123 further advances our strategy by creating new opportunities based on Lloyd’s extensive licenses and strong ratings. Together with The Fidelis Partnership, we look forward to continuing to redefine the specialty insurance landscape and create value for our shareholders by proactively managing and allocating capital and supporting profitable underwriting opportunities.”
John Neal, Lloyd’s CEO, said: “The Fidelis Partnership has built a solid reputation as a leading underwriting agency, and we’re excited to welcome Syndicate 3123 to the market. Lloyd’s is the perfect place for forward-thinking companies to come together and innovate to find solutions to some of the world’s most complex and challenging risks, and we’re delighted that The Fidelis Partnership will be joining us to solve these problems for our customers.”

Patrick Tiernan, Chief of Markets, Lloyd’s, said: “The Fidelis Partnership team brings a depth of underwriting leadership and supports our ambition of having the world’s best underwriters operating on the Lloyd’s platform. We see this opportunity as being accretive to the market, bringing in new and diverse sources of underwriting capability and capital. Richard and his team are warmly welcomed back into the Lloyd’s underwriting community."
Alistair Wood, Hampden Agencies CEO, added: “Hampden Agencies is delighted to be involved in this new syndicate, which demonstrates the important role of private capital in the Lloyd’s market and our ability to access that capital with scale. This is a great opportunity for private investors to enjoy the returns from prudent and profitable underwriting.”
Lorraine Harfitt, Asta Capital Limited (“Asta”) CEO, said: “We are delighted to support Richard and his team in securing in-principle approval for Syndicate 3123. By combining Asta's strengths as a managing agent with our collective commitment to innovation, our partnership aims to deliver leading underwriting solutions that address critical market challenges, including climate change. We look forward to supporting Syndicate 3123 as it aims to achieve accretive and strong underwriting results to the Lloyd’s market.”
The Fidelis Partnership and Fidelis Insurance Group are being advised on the transaction by Asta and Willkie Farr & Gallagher (UK) LLP.

About The Fidelis Partnership

The Fidelis Partnership is a leading privately-owned, Bermuda-based Managing General Underwriter, which, through its subsidiaries, is a global underwriter of property, bespoke and specialty insurance and reinsurance products. The Fidelis Partnership is one of the largest Managing General Underwriters globally and its operations also include outwards reinsurance, claims handling, exposure management and portfolio analytics. The Fidelis Partnership also sponsors and incubates specialist MGAs through its Pine Walk platform. The Fidelis Partnership is separately owned and managed from the ownership and management of Fidelis Insurance Group. Additional information regarding The Fidelis Partnership may be found at www.fidelispartnership.com.

About Fidelis Insurance Group

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.

Headquartered in Bermuda, with worldwide offices including Ireland and the UK, Fidelis Insurance Group operating companies have a financial strength rating of A from AM Best, A-

from S&P and A3 from Moody’s. For additional information about Fidelis Insurance Group, our people, and our products please visit our website at www.FidelisInsurance.com.

The Fidelis Partnership Media Contacts:
FTI Consulting
fidelismgu@fticonsulting.com

Fidelis Insurance Group Investor Contact:
Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:
Fidelis Insurance Group
James Dumelow
+44 778 904 0954
James.Dumelow@fidelisinsurance.com

Kekst CNC
Fidelis@kekstcnc.com